UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)*

                        Battle Mountain Gold Company
--------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.10 per share
--------------------------------------------------------------------------
                        (Title Class of Securities)

                                  07159310
--------------------------------------------------------------------------
                               (CUSIP Number)

                             Kevin N. Thompson
               Vice-President, Secretary and General Counsel
                                Noranda Inc.
            P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                          Toronto, Ontario M5J 2T3
                               (416) 982-7475
--------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              January 26, 2000
--------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 2 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                65,242,526 shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              65,242,526 shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,242,526 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 3 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EdperBrascan Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,836,040 shares through its 39.6% indirect interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.2%

14  TYPE OF REPORTING PERSON*

          CO

                             SCHEDULE 13D

CUSIP No. 07159310                  Page 4 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,635,276 shares through its 4.0% indirect interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%

14  TYPE OF REPORTING PERSON*

          CO

     This Amendment No. 3 to the Schedule 13D, originally filed on July 30, 1996 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed on February 18, 1998 ("Amendment No. 1") and Amendment No. 2 thereto filed on May 6, 1998 ("Amendment No. 2") and relating to the Common Stock, par value $0.10 per share, of Battle Mountain Gold Company, a corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by the reporting persons named in the amended Item 2 below to reflect principally (1) the merger of Kerr Addison Mines Limited ("Kerr Addison") into Noranda Inc. ("Noranda") and the winding up of Brenda Mines Ltd. and
(2) the Notice of Intent to Nominate referred to in amended Item 4. Except as described herein, the information contained in the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 is unchanged.

ITEM 2.        IDENTITY AND BACKGROUND

     Item 2 of the Original Schedule 13D, as heretofore amended, is hereby amended and restated in its entirety as follows:

          This   statement   is  being  filed  by   Noranda,   EdperBrascan
Corporation ("EdperBrascan") and EdperPartners Limited ("EdperPartners"), (the "Reporting Persons").

          Noranda is a corporation incorporated under the laws of the Province of Ontario, Canada. It is a leading international mining and metals company and its common shares are listed on The Toronto Stock Exchange. Its principal and business address is P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

          EdperBrascan is a corporation amalgamated under the laws of the Province of Ontario, Canada. It is a diversified natural resources, property, energy and financial services company that is listed on the Toronto and American stock exchanges. Its principal and business address is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

          EdperPartners is a corporation incorporated under the laws of the Province of Ontario, Canada. It is a private holding company. Its principal and business address is P.O. Box 770, Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

          Noranda owns 1,000 shares of Common Stock of BMG and 65,241,526 Exchangeable Shares of Battle Mountain Canada Ltd. ("BM Canada"). The
Exchangeable Shares represent beneficial ownership of the same number of shares of Common Stock of BMG. Together, these shares of Common Stock and Exchangeable Shares represent approximately 28.4% of the shares of Common Stock of BMG if all Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the Common Stock outstanding. EdperBrascan and associated companies own approximately 40% of the outstanding common shares of Noranda. EdperPartners holds a 100% interest in the Class B Limited Voting Shares, and an approximate 10% interest in the Class A Limited Voting Shares, of EdperBrascan. The common shares of EdperPartners are owned directly or indirectly by a number of individuals including the following individuals who are also directors and/or officers of Noranda: Jack L. Cockwell, J. Trevor Eyton, Robert J. Harding, David W. Kerr, Dave Goldman, George E. Myhal and Martin Schady.

     The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and executive officers of the Reporting Persons are set out in Schedule 1 hereto.

     None of the Reporting Persons or the persons listed in Schedule 1, has during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanours), or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activity subject to United States Federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Item 3 of the Original Schedule 13D, as heretofore amended, is hereby amended to add the following paragraph:

     The Exchangeable Shares formerly owned by Kerr Addison are now owned by Noranda as a result of the merger of Kerr Addison with Noranda.

ITEM 4.        PURPOSE OF TRANSACTION

     The paragraph included in Item 4 of the Schedule 13D by Amendment No. 2 is hereby amended to read as follows:

     At Noranda's request, BMG filed on May 1, 1998 a registration statement on Form S-3 (the "BMG Registration Statement") registering 65,242,526 shares of Common Stock beneficially owned by Noranda. As described in Item 2, Noranda owns 1,000 shares of Common Stock of BMG and 65,241,526 Exchangeable Shares of BM Canada. Each Exchangeable Share is exchangeable, at the option of the holder thereof, into one share of Common Stock. The BMG Registration Statement is effective and permits Noranda to sell all or a portion of the shares of Common Stock beneficially owned by it in one or more transactions over time. If all 65,242,526 shares of Common Stock are sold, the Reporting Persons will have disposed of their entire interest in the Common Stock. To the date of this report, none of the shares of Common Stock or the Exchangeable Shares owned by Noranda (or the shares of Common Stock issuable in exchange therefor) has been sold.

     Item 4 is further amended to add the following paragraphs:

On January 26, 2000, Noranda delivered to BMG a Notice of Intent to Nominate pursuant to Section 4 of Article II of the Bylaws of BMG stating Noranda's intention to nominate Messrs. Edward Vermont Blanchard, Jr., Jack Lynn Cockwell, Gordon Edward Forward and Terrence (Terry) Allan Lyons (collectively, the "Noranda Nominees") as directors of BMG at BMG's 2000 Annual Meeting (the "Meeting").

Mr. Blanchard has been the Executive Vice President, Strategy & Acquisitions, of ilife.com, Inc. (a provider of financial services information and commerce over the Internet) since May 1999. For more than five years prior thereto, Mr. Blanchard served as a Managing Director of Merrill Lynch & Co., Inc.

Mr. Cockwell has been the President and Chief Executive Officer and a Director of EdperBrascan Corporation (a diversified natural resources, property, energy and financial services company) since August 1997. For more than five years prior thereto, Mr. Cockwell served as President and Chief Executive Officer of Brascan Limited (a natural resources, power generation and financial services company). Mr. Cockwell also serves as a director of Brookfield Properties Corporation, Falconbridge Limited, Great Lakes Power Inc., Nexfor Inc. and Noranda Inc.

Mr. Forward has been the Vice Chairman of the Board of Texas Industries, Inc. ("TXI") (a concrete and steel supplier) since July 1998. For more than five years prior thereto, Mr. Forward served as President and Chief Executive Officer of Chaparral Steel Company (a steel manufacturer and subsidiary of TXI). He also serves as a director of Nexfor Inc.

Mr. Lyons has been the Managing Partner and President of B.C. Pacific Capital Corporation (an investment and merchant banking company) since August 1987. Mr. Lyons has also served as a director of BMG since July 1999.

Noranda believes that the Noranda Nominees, who have consented to act as directors if elected, possess qualifications and expertise that will serve to strengthen BMG's Board of Directors which would be in the best interests of BMG.

As far as Noranda is aware, BMG's Board of Directors has not taken formal action to select the Board's nominees to the four seats on the BMG Board of Directors to be elected at the Meeting. It is Noranda's current intention, if the Noranda Nominees are not accepted by BMG's Board of Directors, to seek the election of the Noranda Nominees to the BMG Board of Directors. In that connection, Noranda may determine to solicit proxies from other BMG stockholders; however, no decision in that regard has yet been made by Noranda.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Original Schedule 13D, as heretofore amended, is hereby amended and restated in its entirety as follows:

          (a) Noranda beneficially owns 1,000 shares of Common Stock of BMG and 65,241,526 Exchangeable Shares of BM Canada. These Exchangeable Shares represent beneficial ownership of the same number of shares of Common Stock of BMG. Accordingly, these Common Shares and Exchangeable Shares represent approximately 28.4% of the Common Stock of BMG if all Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the 130,936,704 shares of Common Stock outstanding as of October 31, 1999, as reported by BMG.

     Item 5(b) of the Original Schedule 13D, as heretofore amended, is hereby amended and restated in its entirety as follows:

          (b) Noranda has the sole power to direct the vote and sole power to direct disposition of all of the shares of Common Stock of BMG and the Exchangeable Shares of BM Canada owned by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the shares of Common Stock of BMG and the Exchangeable Shares of BM Canada (and the Common Stock of BMG into which they are exchangeable) held by Noranda through their respective direct and/or indirect interests in Noranda. The respective direct and/or indirect proportionate interests of the other Reporting Persons in these shares are as follows:

Reporting Person      Interest in Shares    No. of Shares        % of Shares
----------------      ------------------    -------------        -----------
EdperPartners                4.0%             2,635,276              1.1
EdperBrascan                39.6%            25,836,040             11.2

          (c) On January 19, 2000, Noranda delivered a Notice of Retraction to BM Canada, BMG and Battle Mountain Canada Holdco, Inc. stating its desire to redeem 1,000 of the 65,242,526 Exchangeable Shares it owned as of that date. In accordance with the share provisions attaching to the Exchangeable Shares, 1,000 of the Exchangeable Shares owned by Noranda were exchanged for 1,000 shares of Common Stock of BMG.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS

          Exhibit 1: Notice of Intent to Nominate, dated January 26, 2000, from Noranda to BMG.

                         ---------

          Schedule 1: The name, citizenship, present position with the Reporting Persons, present principal occupation and business address (or if not available, residence address) of each of the directors and senior (executive) officers of the corporate Reporting Persons.

          Schedule 3:    Joint Filing Statement.

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 27, 2000


                                  NORANDA INC.


                                  By:  /s/ Kevin N. Thompson
                                       ---------------------
                                       Name:  Kevin N. Thompson
                                       Title: Vice-President, Secretary
                                              and General Counsel

                                  EDPERPARTNERS LIMITED


                                  By:  /s/ Brian D. Lawson
                                       -------------------
                                       Name:  Brian D. Lawson
                                       Title: Secretary-Treasurer

                                  EDPERBRASCAN CORPORATION


                                  By:  /s/ Blake Lyon
                                       --------------
                                       Name:  Blake Lyon
                                       Title: Vice-President, Finance

                                SCHEDULE 1(1)

1 None of the persons listed in this Schedule 1 has any direct or indirect interest in BMG, as of the date hereof, except for David W.
     Kerr who owns 1480 Exchangeable Shares of BM Canada and 13,000 stock options of BMG, David Bumstead who owns 13,000 stock options of BMG and Barbara Rae who owns 1,000 shares of BMG Common Stock.


EDPERPARTNERS LIMITED
---------------------

                               PRINCIPAL BUSINESS              BUSINESS ADDRESS
                               POSITION WITH                   (OR RESIDENCE
                               CORPORATION; PRINCIPAL          ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP              OCCUPATION, IF DIFFERENT        ADDRESS AVAILABLE)
-----------------              ------------------------        ----------------------

Gordon E Arnell                Director of EdperPartners       P.O. Box 770
Canadian                       Limited; Chairman and Chief     Suite 4440, BCE Place
                               Executive Officer of            181 Bay Street
                               Brookfield Properties           Toronto, Ontario
                               Corporation                     M5J 2T3

Jack L. Cockwell               Director and Co-Chief           P.O. Box 762
Canadian                       Executive of EdperPartners      Suite 4400, BCE Place
                               Limited; President and Chief    181 Bay Street
                               Executive Officer of            Toronto, Ontario
                               EdperBrascan Corporation        M5J 2T3

J. Trevor Eyton                Director of EdperPartners       P.O. Box 762
Canadian                       Limited; Chairman, Group        Suite 4400, BCE Place
                               Advisory Board of               181 Bay Street
                               EdperBrascan Corporation        Toronto, Ontario
                                                               M5J 2T3

J. Bruce Flatt                 Director of EdperPartners       P.O. Box 770
Canadian                       Limited; President of           Suite 4440, BCE Place
                               Brookfield Properties           181 Bay Street
                               Corporation                     Toronto, Ontario
                                                               M5J 2T3

Robert J. Harding              Director of EdperPartners       P.O. Box 762
Canadian                       Limited; Executive Chairman     Suite 4400, BCE Place
                               of EdperBrascan Corporation     181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

David W. Kerr                  Director and Co-Chief           P.O. Box 755
Canadian                       Executive of EdperPartners      Suite 4100, BCE Place
                               Limited; President and Chief    181 Bay Street
                               Executive Officer of Noranda    Toronto, Ontario
                               Inc.                            M5J 2T3

Brian D. Lawson                Director and                    P.O. Box 762
Canadian                       Secretary-Treasurer of          Suite 4400, BCE Place
                               EdperPartners Limited;          181 Bay Street
                               Managing Partner, Merchant      Toronto, Ontario
                               Banking of Trilon Financial     M5J 2T3
                               Corporation

George E. Myhal                Director of EdperPartners       P.O. Box 762
Canadian                       Limited; President and Chief    Suite 4400, BCE Place
                               Executive Officer of Trilon     181 Bay Street
                               Financial Corporation           Toronto, Ontario
                                                               M5J 2T3

Timothy R. Price               Director and President of       P.O. Box 771
Canadian                       EdperPartners Limited;          Suite 4420, BCE Place
                               Chairman of Trilon Financial    181 Bay Street
                               Corporation                     Toronto, Ontario
                                                               M5J 2T3

NORANDA INC.
------------

                               PRINCIPAL BUSINESS              BUSINESS ADDRESS
                               POSITION WITH                   (OR RESIDENCE
                               CORPORATION; PRINCIPAL          ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP              OCCUPATION, IF DIFFERENT        ADDRESS AVAILABLE)
-----------------              ------------------------        ----------------------


Alex G. Balogh                 Director; non-executive         P.O. Box 755
Canadian                       Deputy Chairman of Noranda      Suite 4100, BCE Place
                               Inc.                            181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Andre Berard                   Director of Noranda Inc.;       600 rue de La Gauchetiere
Canadian                       Chairman of the Board and       Ouest
                               Chief Executive Officer of      4th Floor
                               National Bank of Canada         Montreal, Quebec
                               (banking)                       H3B 4L2


David L. Bumstead              Director of Noranda Inc.;       P.O. Box 755
Canadian                       Executive Vice-President,       Suite 4100, BCE Place
                               Corporate Development of        181 Bay Street
                               Noranda Inc.                    Toronto, Ontario
                                                               M5J 2T3

Jack L. Cockwell               Director of Noranda Inc.;       P.O. Box 762
Canadian                       President and Chief Executive   Suite 4400, BCE Place
                               Officer of EdperBrascan         181 Bay Street
                               Corporation                     Toronto, Ontario
                                                               M5J 2T3

V. Maureen Kempston Darkes     Director of Noranda Inc.;       1908 Colonel Sam Drive
Canadian                       President and General Manager   Oshawa, Ontario
                               of General Motors of Canada     L1H 8P7
                               Limited (international motor
                               vehicle manufacturer)

Rene Dufour                    Director of Noranda Inc.;       Ecole Polytechnique
Canadian                       Corporate Director              2900 Edouard-Montpetit
                                                               P.O. Box 6079
                                                               Station Centre Ville
                                                               Montreal, Quebec
                                                               H3C 3A7

J. Trevor Eyton                Director of Noranda Inc.;       P.O. Box 762
Canadian                       Chairman, Group Advisory        Suite 4400, BCE Place
                               Board, EdperBrascan             181 Bay Street
                               Corporation; Member of the      Toronto, Ontario
                               Senate of Canada                M5J 2T3

A.L. (Al) Flood                Director of Noranda Inc.;       26th Floor
Canadian                       Chairman, Executive Committee   Commerce Court North
                               of the Canadian Imperial Bank   Toronto, Ontario
                               of Commerce (banking)           M5L 1A2

Robert J. Harding              Director of Noranda Inc.;       P.O. Box 762
Canadian                       Executive Chairman of           Suite 4440, BCE Place
                               EdperBrascan Corporation        181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

David W. Kerr                  Director of Noranda Inc.;       P.O. Box 755
Canadian                       President and Chief Executive   Suite 4100, BCE Place
                               Officer of Noranda Inc.         181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

James W. McCutcheon            Director of Noranda Inc.;       Toronto-Dominion Bank Tower
Canadian                       Counsel, McCarthy Tetrault      Toronto-Dominion Centre
                               (law firm)                      Toronto, Ontario
                                                               M5K 1E6

Frank J. McKenna               Director of Noranda Inc.;       Moncton Place
Canadian                       Counsel, McInnes Cooper &       655 Main Street
                               Robertson (law firm)            Moncton, New Brunswick
                                                               E1C 8T6

George E. Myhal                Director of Noranda Inc.;       P.O. Box 771
Canadian                       President & Chief Executive     Suite 4420,
                               Officer of Trilon Financial     BCE Place
                               Corporation (financial          181 Bay Street,
                               services)                       Toronto, Ontario
                                                               M5J 2T3

Barbara J. Rae                 Director of Noranda Inc.;       3-2206 Folkestone Way
Canadian                       Corporate Director              West Vancouver,
                                                               British Columbia
                                                               V7S 2X7

Rick J. Anderson               Senior Vice-President,          P.O. Box 755
Canadian                       Controller of Noranda Inc.      Suite 4100, BCE Place
                                                               181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

David Goldman                  Executive Vice-President and    P.O. Box 755
Canadian                       Chief Operating Officer of      Suite 4100, BCE Place
                               Noranda Inc.                    181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

George Jones                   Senior Vice-President, Zinc     P.O. Box 755
Canadian                       of Noranda Inc.                 Suite 4100, BCE Place
                                                               181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Michael J. Knuckey             Executive Vice-President,       P.O. Box 755
Canadian                       Exploration and Project         Suite 4100, BCE Place
                               Development of Noranda Inc.     181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Yvon Paquin                    Senior Vice-President, Copper   P.O. Box 755
Canadian                       of Noranda Inc.                 Suite 4100, BCE Place
                                                               181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Kathy Rethy                    Senior Vice-President, Shared   P.O. Box 755
Canadian                       Business Services of Noranda    Suite 4100, BCE Place
                               Inc.                            181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

David Rodier                   Senior Vice-President,          P.O. Box 755
Canadian                       Environment, Safety and         Suite 4100, BCE Place
                               Health of Noranda Inc.          181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Martin T. G. Schady            Senior Vice-President and       P.O. Box 755
Canadian                       Chief Financial Officer of      Suite 4100, BCE Place
                               Noranda Inc.                    181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Robert Sippel                  Senior Vice-President,          P.O. Box 755
Canadian                       Recycling of Noranda Inc.       Suite 4100, BCE Place
                                                               181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Lance S. Tigert                Senior Vice-President,          P.O. Box 755
Canadian                       Project Development of          Suite 4100, BCE Place
                               Noranda Inc.                    181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

EDPERBRASCAN CORPORATION
------------------------

                               PRINCIPAL BUSINESS              BUSINESS ADDRESS
                               POSITION WITH                   (OR RESIDENCE
                               CORPORATION; PRINCIPAL          ADDRESS IF NO BUSINESS
NAME; CITIZENSHIP              OCCUPATION, IF DIFFERENT        ADDRESS AVAILABLE)
-----------------              ------------------------        ----------------------

Roberto P. Cezar de Andrade    Director of EdperBrascan        Ave. Epitacio Pessoa
Brazilian                      Corporation; Group Chairman,    756, ap. 401
                               Brazilian Operations;           Ipanema
                               Chairman and Chief Executive    22471-000
                               Officer of Brascan Brazil Ltd.  Rio de Janeiro, Brazil - RJ
                               (diversified company, with
                               natural resource, real estate
                               and financial and business
                               service operations)

Hon. Conrad M. Black           Director of EdperBrascan        10 Toronto Street
Canadian                       Corporation; Chairman and       Toronto, Ontario
                               Chief Executive Officer of      M5C 2B7
                               Hollinger Inc., Argus
                               Corporation Limited, Southam
                               Inc. and Hollinger
                               International Inc.; Chairman,
                               Telegraph Group Limited
                               (publishing companies)

James J. Blanchard             Director of EdperBrascan        901-15th St. N.W.
American                       Corporation; Partner Verner,    Washington, D.C.
                               Liipfert, Bernhard, McPherson   U.S.A. 20005
                               and Hand (law firm)

Jack L. Cockwell               Director, President and Chief   P.O. Box 762
Canadian                       Executive Officer of            Suite 4400, BCE Place
                               EdperBrascan Corporation        181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

J. Trevor Eyton                Director and Chairman, Group    P.O. Box 762
Canadian                       Advisory Board of               Suite 4400, BCE Place
                               EdperBrascan Corporation;       181 Bay Street
                               Member of the Senate of         Toronto, Ontario
                               Canada                          M5J 2T3

Julia E. Foster                Director of EdperBrascan        21 St. Clair Avenue East
Canadian                       Corporation; Past President     Suite 900
                               of Canadian Olympic             Toronto, Ontario
                               Foundation (non-profit          M4T 1L9
                               organization)

James K. Gray                  Director of EdperBrascan        Ste. 2800, 605 - 5th Ave. S.W.
Canadian                       Corporation; Chairman,          Calgary, Alberta
                               Canadian Hunter Exploration     T2P 3H5
                               Ltd. (a natural gas
                               exploration and production
                               company)

Lynda C. Hamilton              Director of EdperBrascan        P.O. Box 770
Canadian                       Corporation; President, Edper   Suite 4440, BCE Place
                               Investments Limited             181 Bay Street
                               (investment company)            Toronto, Ontario
                                                               M5J 2T3

Robert J. Harding              Director and Executive          P.O. Box 762
Canadian                       Chairman of EdperBrascan        Suite 4400, BCE Place
                               Corporation                     181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Patrick J. Keenan              Director of EdperBrascan        120 Adelaide Street West
Canadian                       Corporation; Chairman and       Suite 2150
                               Chief Executive Officer,        Toronto, Ontario
                               Keewhit Investments Limited     M5H 1T1
                               (investment company)

David W. Kerr                  Director of EdperBrascan        P.O. Box 755
Canadian                       Corporation; Group Chairman,    Suite 4100, BCE Place
                               Natural Resources Operations    181 Bay Street
                               of EdperBrascan Corporation;    Toronto, Ontario
                               President and Chief Executive   M5J 2T3
                               Officer of Noranda Inc.

Allen T. Lambert               Director of EdperBrascan        Suite 4400, BCE Place
Canadian                       Corporation; Group Chairman,    181 Bay Street
                               Financial Services Operations   Toronto, Ontario
                                                               M5J 2T3

Philip B. Lind                 Director of EdperBrascan        33 Bloor St. East
Canadian                       Corporation; Vice Chairman,     10th Floor
                               Rogers Communications Inc.      Suite 6400
                               (diversified communications     Toronto, Ontario
                               company)                        M4W 1G9

Michael F. B. Nesbitt          Director of EdperBrascan        Suite 1110
Canadian                       Corporation; President and      200 Graham Avenue
                               Chief Executive Officer of      Winnipeg, Manitoba
                               Montrose Investment Co. Ltd.    R3C 4L5
                               (investment company)

Saul Shulman                   Director of EdperBrascan        Suite 2300
Canadian                       Corporation; Senior Partner,    200 King Street West
                               Goodman and Carr (law firm)     Toronto, Ontario
                                                               M5H 3W5

George S. Taylor               Director of EdperBrascan        120 Adelaide Street West
Canadian                       Corporation; Corporate          Suite 2150
                               Director; Director of Great     Toronto, Ontario
                               Lakes Power Inc.                M5H 1T1
                               (power generation company)

Edward C. Kress                Executive Vice-President of     Suite 4400, BCE Place
Canadian                       EdperBrascan Corporation;       181 Bay Street
                               President and Chief Executive   Toronto, Ontario
                               Officer, Great Lakes Power      M5J 2T3
                               Inc.

Aaron W. Regent                Senior Vice-President,          Suite 4400, BCE Place
Canadian                       Corporate Development of        181 Bay Street
                               EdperBrascan Corporation;       Toronto, Ontario
                               President and Chief Executive   M5J 2T3
                               Officer, Trilon Securities
                               Corporation

Alan V. Dean                   Senior Vice-President, Public   Suite 4400, BCE Place
Canadian                       and Corporate Affairs and       181 Bay Street
                               Secretary of EdperBrascan       Toronto, Ontario
                               Corporation                     M5J 2T3

Trevor D. Kerr                 Vice-President and Treasurer    Suite 4400, BCE Place
Canadian                       of EdperBrascan Corporation     181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

Blake D. Lyon                  Vice-President, Finance of      Suite 4400, BCE Place
Canadian                       EdperBrascan Corporation        181 Bay Street
                                                               Toronto, Ontario
                                                               M5J 2T3

                                 SCHEDULE 2
                                 ----------
                           JOINT FILING STATEMENT
                           ----------------------

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Battle Mountain Gold Company or Exchangeable Shares of Battle Mountain Canada Inc. that are exchangeable into common stock of Battle Mountain Gold Company, on a one-for-one basis, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 27th day of January 2000.

                                    NORANDA INC.

                                    By:  /s/ Kevin N. Thompson
                                         ---------------------
                                         Name:  Kevin N. Thompson
                                         Title: Vice-President, Secretary
                                                and General Counsel

                                    EDPERPARTNERS LIMITED

                                    By:  /s/ Brian D. Lawson
                                         -------------------
                                         Name:  Brian D. Lawson
                                         Title: Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION

                                    By:  /s/ Blake Lyon
                                         --------------
                                         Name:  Blake Lyon
                                         Title: Vice-President, Finance